February 2, 2007

VIA HAND DELIVERY

Securities and Exchange Commission
Station Place
100 F Street, N.E.
Mail Stop 3561
Washington, DC 20549-7010

Attention:  Ms. Cathey Baker
                  Mr. David Link

Re: Symmetry Holdings Inc. S-1 Amendment No. 7

Dear Ms. Baker and Mr. Link:

        On behalf of our client, Symmetry Holdings Inc. (“Symmetry”), enclosed are four sets of Symmetry’s Amendment No. 7 to its Registration Statement on Form S-1, File No. 333-135353 and both of the revised exhibits thereto, which are the consent of Symmetry’s independent registered public accounting firm and the legal opinion of my colleague, Randi-Jean G. Hedin, and a redline of Amendment No. 7 against Symmetry’s Amendment No. 6, as filed with the Securities and Exchange Commission on January 12, 2007.

        If you have any questions, please call me at 203-351-8065 or Randi-Jean G. Hedin at 203-351-8107. Thank you.

Sincerely,

/s/ Kristen A. Hartofilis
Kristen A. Hartofilis

Enclosures

cc:    Mr. Paul Belvin, Associate Director, SEC
         Mr. Michael Karney, Branch Chief
         Randi-Jean G. Hedin, Esq.
         Mr. Corrado De Gasperis